Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               August 16, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9599
      Convertible & Income Select Closed-End and ETF Portfolio, Series 7
                                 (the "Trust")
                      CIK No. 1865004 File No. 333-258352
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. IF ANY OF THE ETFS OR CLOSED-END FUNDS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS OR CLOSED-END FUNDS.

      Response: The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      2. THE DISCLOSURE UNDER THE SECTION ENTITLED "OBJECTIVES" PROVIDES THAT THE TRUST WILL INVEST IN CONVERTIBLE SECURITIES. PLEASE DEFINE CONVERTIBLE SECURITIES, INCLUDING A DEFINITION OF CONTINGENT CONVERTIBLE BONDS ("COCOS").

      Response:   The  prospectus will  be  revised  in  accordance  with  the
Staff's comment.

Risk Factors
------------

      3. THE STAFF NOTES THAT THE "CONVERTIBLE SECURITIES RISK" STATES: "ALL OF THE FUNDS HELD BY THE TRUST INVEST IN CONVERTIBLE SECURITIES. CONVERTIBLE SECURITIES ARE BONDS, PREFERRED STOCKS, AND OTHER SECURITIES THAT PAY INTEREST OR DIVIDENDS AND ARE CONVERTIBLE INTO COMMON STOCKS." PLEASE MOVE THIS DISCLOSURE TO THE STRATEGY SECTION.

      Response: In accordance with the Staff's comment, the above referenced disclosure will be moved to the "Portfolio" section of the Trust's prospectus.

      4. IF THE TRUST HAS EXPOSURE TO ANY UNDERLYING FUNDS THAT INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD APPROPRIATE RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, if the Trust's final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon